Exhibit 10.1

October 8, 2014

Fran Horowitz

7935 Lambton Park Road

New Albany, Ohio 43054

Dear Fran:

We are thrilled that you are considering joining Abercrombie & Fitch (A&F) and we are pleased to extend the following offer of employment:

Position	President – Hollister Co. brand

Start Date	This offer is contingent upon your ability to commence your employment with A&F by the earlier of 366 days from your last day of employment with Ann, Inc. (“ANN”) or the date on which you are contractually free to begin work, but in no event later than October 26, 2015. If you are unable or unwilling to commence employment with A&F by October 26, 2015 this offer, even if accepted by you, is null and void and you will not be entitled to any of the terms or remuneration set forth herein.

This offer will remain open and must be accepted within 10 calendar days of the date set forth above unless the date for acceptance has been extended by mutual agreement of the parties. You must tender your resignation to your current employer on or before October 21, 2014 unless the date for doing so is extended by mutual agreement of the parties.

Base Salary	$995,000 annually; paid bi-weekly

Annual salary adjustments based on:

(1) Your performance (2) Economic factors (i.e. business conditions, inflation, job market, etc.) The next salary review will be in March 2016.

Benefits	You will be eligible to participate in various A&F benefit programs as set forth in this letter and other relevant documents. All benefit programs are subject to change in accordance with A&F’s policies and procedures.

Sign-On Bonus

Upon your commencement of employment, A&F will provide you a one-time sign-on bonus of $450,000 less any financial benefit received from:

•    The vesting of your November tranche of restricted stock and stock options from ANN

•    Any repayment or forfeiture amounts forgiven by ANN relating to prior sign-on bonuses or relocation expenses.

This sign-on bonus (less applicable taxes and other withholdings) will be made along with your first regular paycheck. In order to obtain this payment, you will be required to sign an agreement to repay the sign-on bonus in full if you resign without Good Reason (as defined later) or are terminated for Cause within thirty-six (36) months of your first day of employment.

Bonus Program	You will be eligible to participate in A&F’s Bonus Program at a target payout level of 125% (“Target”) of your annual base earnings and a maximum payout of 250% of your annual base earnings. At the base salary quoted in this offer, your Target annual payout is $1,243,750, and your maximum annual payout is $2,487,500.

•    Bonus payouts will be based on the financial results achieved in the Hollister Co. brand and at the total Company level and can vary from 0% to 200% of Target payout level.

•    Your eligibility and participation level are dependent on your start date.

•    Annual payouts, if any, are generally paid following the completion of the twelve-month performance period. Except as otherwise provided herein, you must be an active associate on the payment date to receive a payout.

Guaranteed Bonus Payout	Except as otherwise provided herein assuming that you are an active associate on the payout date, and you did not receive a Fall 2014 bonus from ANN, you will be guaranteed a Bonus payout of $262,500 for Fiscal Year 2014. This Guaranteed Bonus will be paid at the same time payment is made to similarly situated executives under the A&F Bonus Program for Fiscal Year 2014.

Change of Control

In the event that the Company undergoes a Change of Control within the first year of your employment and your employment is not terminated by the Company, the Company agrees that your compensation and benefits in this offer will not be decreased or diminished prior to the one-year anniversary of your employment with the Company as long as you remain actively employed by the Company, its successor or assign.

In the event that the Company undergoes a Change in Control within the first year of your employment and your employment is subsequently terminated by the Company or your duties are diminished or your compensation is reduced from what is outlined in this letter, the following will apply:

•   The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. You will be guaranteed a minimum of six months salary, even if your termination occurs less than six months prior to your first anniversary of employment.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

•   If your employment is terminated during Fiscal Year 2014, the Company shall pay you the Guaranteed Bonus Payout set forth in this offer.

•   If your employment is terminated during Fiscal Year 2015, the Company shall pay you a pro-rated bonus calculated at Target.

For the purposes of this paragraph, a Change of Control will be defined consistent with the definition set forth in the 2005 Long-Term Incentive Plan.

Termination Without Cause or for Good Reason

In the event of your termination by the Company without Cause (as defined below) or by you for “Good Reason” (as defined below) before the first anniversary date of your employment date, the following will apply:

•   The Company will continue your salary from your separation date through the first anniversary of your employment date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices. You will be guaranteed a minimum of six months salary, even if your termination occurs less than six months prior to your first anniversary of employment.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

•   If your employment is terminated without Cause during Fiscal Year 2014, the Company shall pay you the Guaranteed Bonus Payout set forth in this offer.

•   If your employment is terminated by you for Good Reason, the Company shall pay you a lump sum cash payment that is calculated as follows: $1,250,000 multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year.

•   If your employment is terminated without Cause during Fiscal Year 2015, the Company shall pay you a pro-rated bonus calculated at Target.

•   Subject to the execution of a release on a form satisfactory to the Company, on the first anniversary date of your employment date, the Company will provide you with a $3.0 million payment, less normal taxes and other withholdings, in lieu of the Equity Replacement Grant which will be forfeited as a result of the termination of your employment.

“Cause” shall mean: (I) your conviction of, or entrance of a plea of guilty or nolo contendere to, a felony under federal or state law; or (ii) fraudulent conduct by you in connection with the business affairs of the Company; or (iii) your willful refusal to materially perform your executive duties hereunder; or (iv) your willful misconduct which has, or would have if generally known, a materially adverse effect on the business or reputation of the company; or (v) your material breach of a covenant, representation, warranty or obligation of you to the Company. As to the grounds stated in the above mentioned clauses (iii), (iv), and (v), such grounds will only constitute “Cause” once the Company has provided you written notice and you have failed to cure such issue within 30 days.

“Good Reason” shall mean, without your written consent: (i) a reduction in your base salary or target bonus as in effect from time to time; or (ii) the Company materially reduces (including as a result of any co-sharing of responsibilities arrangement) your authority, responsibilities, or duties such that you no longer have the title of, or serve or function as, President – Abercrombie & Fitch/kids brand or President – Hollister brand of the Company, or (iii) the Company requires you to be based at a location in excess of thirty miles from the location of its principal executive office as of the effective date of your employment; or (iv) the Company fails to obtain the written assumption of its obligations to you by a successor no later than the consummation of a merger, consolidation or sale of the company; or (v) a material breach by the Company of its obligations to you; which in each of the circumstances described above, is not remedied by the Company within thirty days of receipt of written notice by you to the Company.

In the event of your termination by the Company without Cause (as defined above) or by you for “Good Reason” (as defined above) after the first anniversary date of your employment date, but prior to the date when the equity replacement grant and the inducement equity grant referenced later in this letter would fully vest, the following will apply subject to the execution of a release on a form satisfactory to the Company:

•   The Company will continue your salary from your separation date through the six month anniversary of your separation date. This salary shall be paid in bi-weekly installments, less applicable taxes and other withholdings, consistent with the Company’s payroll practices.

•   During the period in which salary continuation is in effect, the Company will also provide you with medical benefits and life insurance on the same basis as applies to similarly situated active associates.

•   If your employment is terminated without Cause, the Company shall pay you a pro-rated bonus that is calculated as follows: your Target bonus for the fiscal year in which the termination occurs multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year. This bonus will be paid on the six month anniversary of your separation date.

•   If your employment is terminated by you for Good Reason, the Company shall pay you a lump sum cash payment that is calculated as follows: $1,250,000 multiplied by a fraction where the numerator is the number of days in the fiscal year through the separation date and where the denominator is the total number of days in the fiscal year.

•   An additional amount, less normal taxes and other withholdings, which would be in lieu of the Equity Replacement Grant which will be forfeited as a result of the termination of your employment. This additional amount will vary based on your separation date. If your separation date occurs after 25% of your Equity Replacement Grant, but before 50% of such grant has vested, then the additional amount will be $2.25 million. If your separation date occurs after 50% of such grant has vested, but before 75% of such grant has vested, then the additional amount will be $1.5 million. If your separation date occurs after 75% of such grant has vested, but before 100% of such grant has vested, then the additional amount would be $0.75 million.

Should A&F provide Change in Control, No Cause and/or Good Reason termination benefits to the Chief Operating Officer and Executive Vice Presidents during your first four years of employment, you would have a one-time right to waive participation in the above program and substitute the program that is made available to similarly situated associates. If you elect to remain with the above program, A&F would offer you a one-time opportunity following the completion of four years of employment to participate in a

Change in Control, No Cause and/or Good Reason termination benefits program that would then be available to newly hired, but otherwise similarly situated, associates. Please note that there is no guarantee that A&F would have a Change in Control, No Cause and/or Good Reason termination benefits program in effect at the point in time when you would complete four years of employment.

Relocation	You will be eligible for reimbursement of relocation expenses in accordance with the terms and conditions of the A&F Relocation Policy. All relocation benefits must be used within four months of your start date.

•   A&F will provide the following relocation assistance (up to a maximum of $80,000):

•   Movement of household goods

•   Lease break assistance

•   Relocation expenses will be “grossed up” to offset Federal and State taxes.

•   If you wish to have A&F pay your relocation expenses, you must sign an agreement to repay those expenses in full if you resign without Good Reason or are terminated for Cause within thirty-six (36) months of your first day of employment.

2014 Inducement Grant – Performance Share Awards (PSAs) and Stock Appreciation Rights (SARs)	Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, you will receive an inducement grant with an approximate total value of $2.5 million, which will be pro-rated based on the following schedule relating to your start date with A&F:

• On or before November 1, 2014– 5/12 or $1.042 million • November 2, 2014 to December 1, 2014– 4/12 or $0.833 million

•   December 2, 2014 to January 1, 2015- 3/12 or $0.625 million

•   January 2, 2014 to February 1, 2015– 2/12 or $0.417 million

•   On or after February 2, 2015– no 2014 Inducement Grant

The final inducement grant value, as determined above will be split with 75% of the grant value in the form of Performance Share Awards (PSAs) and 25% of the grant value in the form of Stock Appreciation Rights (SARs). The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy.

Upon vesting, one PSA converts to one share of A&F stock. Subject to continued employment with A&F, the vesting schedule will be consistent with other grants made during the Spring 2014 annual grant policy.

Subject to continued employment with A&F, the SARs will vest and become exercisable on each anniversary of the grant date in accordance with the following schedule:

Year 1     Year 2     Year 3     Year 4

    25%       25%       25%       25%

Annual Grant (2015 and beyond)

If you have commenced your employment prior to March 1, 2015, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors an equity grant:

•   consistent with others at similar levels to the position described in this offer; and,

•   based on your performance rating and the Company’s stock price.

If your employment commences on or after March 1, 2015, subject to satisfactory performance and continued employment, you will receive a pro-rated amount of the annual grant discussed in this section above, based on the following schedule relating to your start date with A&F:

•   March 1, 2015 to March 31, 2015—11/12 of the Annual Grant

•   April 1, 2015 to April 30, 2015—10/12 of the Annual Grant

•   May 1, 2015 to May 31, 2015—9/12 of the Annual Grant

•   June 1, 2015 to June 30, 2015—8/12 of the Annual Grant

•   July 1, 2015 to July 31, 2015—7/12 of the Annual Grant

•   August 1, 2015 to August 31, 2015—6/12 of the Annual Grant

•   September 1, 2015 to September 30, 2015—5/12 of the Annual Grant

•   October 1, 2015 to October 26, 2015—4/12 of the Annual Grant

•   After October 26, 2015: Not Applicable

Grants in the past have included a mixture of Restricted Stock Units, Stock Appreciation Rights and Performance Share Awards, although we anticipate that, based on current best practices in senior executive compensation, your grant will largely or completely consist of Performance Share Awards. The vesting schedules will be consistent with other grants made during the 2015 Annual Equity Grant process. Assuming that you are in good standing on the equity award date, Management will recommend an award with an approximate value of $2.5 million.

After 2015, subject to satisfactory performance and continued employment, Management will recommend to the Compensation Committee of the Board of Directors, grants consistent with others at similar levels to the position described in this offer. These grants will also be based on your performance rating and the Company’s stock price. The vesting schedules will be consistent with other grants made during each Equity Grant process.

Equity Replacement Grant – Restricted Stock Units (RSUs)	Subject to the approval of the Compensation Committee of the Board of Directors or its designee and subject to the terms and conditions of the grant, Management will recommend an award of RSUs with an approximate grant date fair value of $3.0 million. The date of the grant will be determined according to Abercrombie & Fitch’s Equity Grant Policy. Upon vesting, one RSU converts to one share of A&F stock. Subject to continued employment with A&F, these RSUs will vest on each anniversary of the vest from date in accordance with the following 4-year vesting schedule:

Year 1 Year 2 Year 3 Year 4
25% 25% 25% 25%

A&F Qualified Savings	After one year of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Savings and Retirement Plan. As a participant in this plan, you will be eligible to defer up to 50% of your base salary and Bonus payouts, or up to the IRS maximum annual deferral limit ($17,500 plus “catch-up” contributions, if applicable for 2014), whichever is less. The first 3% of your base salary and Bonus payouts that you defer into this plan will be matched by A&F at 100%. The next 2% of your base salary and Bonus payouts that you defer into this plan will be matched at 50%.

The maximum level of pensionable compensation allowed by the IRS is $260,000 for 2014. At the base salary and Bonus target quoted in this offer, and assuming at least a 5% base salary and Bonus target deferral into the plan, this would result in an annual company match of $10,400. Company matching contributions and earnings are always 100% vested.

A&F Non-Qualified Savings Plan	After 30 days of employment, you will be eligible to participate in the Abercrombie & Fitch Co. Non-Qualified Savings Plan. This plan will allow you to defer up to 75% of your base salary each year, and up to 75% of your Bonus payouts. The company will match the first 3% that you defer on a dollar for dollar basis. At the base salary and Bonus target quoted in this offer, this would result in a company match of $67,163 on a 3% base and Bonus target deferral. Company contributions and earnings vest 100% after 5 years of continuous service on the anniversary date of employment.

Healthcare Coverage	After one month of employment you will be eligible to participate in our Healthcare Benefit plans. The current associate contribution required for these benefits is as follows:

	Medical/Dental	Vision
Single Coverage	$ 31.95 bi-weekly	$ 2.20 bi-weekly
Single (+) One	$ 66.95 bi-weekly	$ 4.40 bi-weekly
Family Coverage	$ 103.95 bi-weekly	$ 6.80 bi-weekly

Life & Disability Insurance	After one month of employment, you will automatically be enrolled in A&F’s Life & Disability Insurance plans.

Flexible Spending Account (FSA)	After one month of employment, you will be eligible to participate in A&F’s Flexible Spending Account (FSA) plan. FSAs allow you to save money by paying for certain healthcare and childcare expenses with pre-tax dollars via automatic payroll deductions.

Associate Assistance Program (AAP)	After one month of employment, you will automatically be enrolled in A&F’s AAP. The AAP gives you or any covered dependents access to free, confidential psychological, financial or legal counseling through our AAP provider. Up to 8 free visits, per specific issue, are available through the AAP.

A&F Gym	Effective upon hire, you will be eligible to join The A&F Gym, our state of the art 8,000 square foot on-site fitness facility. The cost of membership is only $5.00 per bi-weekly pay period, which is paid via automatic payroll deduction after you enroll.

Merchandise Discount	You will receive a discount of 40% on qualifying purchases at all Abercrombie & Fitch and abercrombie stores. You will also receive a discount of 30% on qualifying purchases at all Hollister Co. stores.

Vacation/Personal Holidays	You will be eligible for 25 vacation days and 3 personal days per fiscal year. Vacation and personal days will be pro-rated for the first year based on your start date. The Company also grants 5 sick days and 7 paid holidays to all Home Office associates annually.

Indemnification	A&F shall indemnify, defend, and hold you harmless to the maximum extent permitted by law and the A&F by-laws against all judgments, fines, amounts paid in settlement and all reasonable expenses, including attorneys’ fees incurred by you, in connection with the defense of or as a result of any action or proceeding (or any appeal from any action or proceeding) in which you are made or are threatened to be made a party by reason of the fact that you are or were an officer or director of A&F. Subject to the terms of the A&F D&O policies then in effect, A&F acknowledges that you will be covered and insured up to the full limits provided by all directors’ and officers’ insurance which A&F then maintains to indemnify its directors and officers.

Section 409A	To the extent applicable, this offer letter shall incorporate the terms and conditions required by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and this offer letter is consistent with Section 409A and Department of Treasury regulations and other interpretative guidance issued hereunder, including without limitation any such regulations or other guidance that may be issued after the date of this offer letter.

Background Inquiry	This offer of employment is contingent on the successful completion of background and reference checks.

This offer, if accepted, is for employment with the Company that is at-will, and nothing in this offer letter is to be construed as altering that at-will status or promising employment for a definite term.

Fran, we look forward to working with you and are convinced that you will be an outstanding addition to the A&F team. To indicate your acceptance of this offer, please sign below and return this letter to Human Resources.

Sincerely,

/s/ Michael Jeffries	/s/ Ron Grzymkowski
Michael Jeffries	Ron Grzymkowski
Chief Executive Officer	Senior Vice President
Human Resources

I have disclosed to you the document entitled “Confidentiality, Non-Solicitation of Associates and Non-Competition Agreement” that I entered into with Ann Taylor, Inc. in or about October 2013. I represent that, with the exception of that document, I am not subject to any restriction, covenant or limitation with any prior employer which could be construed as preventing me from working for Abercrombie & Fitch in the capacity described in this offer letter. I further represent that to the extent I am subject to an agreement that allows me to work for Abercrombie & Fitch, but that forbids me to solicit employees of another company or to share another company’s confidential information, I agree that I will not breach any such agreement while employed by Abercrombie & Fitch. I accept Abercrombie & Fitch’s offer of employment as outlined in this letter, and I am returning a signed copy to Human Resources.

/s/ Fran Horowitz Bonadies	October 9, 2014
Fran Horowitz	Date